Exhibit 99.2

Ernst & Young Associates LLP Oval Office, 18, iLabs Centre Hitech City, Madhapur Hyderabad-500 081 India	Tel: +91 40 6736 2000 Fax: +91 40 6736 2200 ey.com

Report on Review of Interim Financial Information

To

The Board of Directors

Dr. Reddy’s Laboratories Limited

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Dr. Reddy’s Laboratories Limited as of December 31, 2018 and the related condensed consolidated interim income statements, the statements of comprehensive income for the three and nine months period then ended, changes in equity and cash flows for the six months period then ended (“interim financial information”).

Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.”

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34, Interim Financial Reporting.

Other matter

The condensed consolidated interim financial statements of the Company as at December 31, 2017, and for the three-month and nine months period then ended, were reviewed by other auditors who expressed an unmodified conclusion on those financial statements vide their review report dated January 25, 2018. The consolidated balance sheet of the Company as of March 31, 2018, the related consolidated statements of income, statements of comprehensive income, shareholders' equity and cash flows for the year then ended, and the related notes and schedules (not presented herein) were audited by other auditors who expressed an unmodified opinion on those statements vide their audit report dated May 22, 2018.

Ernst & Young Associates LLP

Hyderabad, India

February 01, 2019

Ernst & Young Associates LLP (a limited liability partnership) LLP • Identity No., AAB - 4321

Regd. Office : 6th Floor, Worldmark-1, Asset Area 11, Hospitality District, Indira Gandhi International Airport, New Delhi-110037, India.

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and nine months ended 31 December 2018 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

	All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2018	30.09.2018	31.12.2017	31.12.2018	31.12.2017	31.03.2018
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	38,500	37,978	38,060	113,685	106,679	142,028
2	Cost of revenues	17,748	17,081	16,649	51,308	49,270	65,724
3	Gross profit (1 - 2)	20,752	20,897	21,411	62,377	57,409	76,304
4	Selling, general and administrative expenses	12,036	12,372	12,048	36,514	34,843	46,910
5	Research and development expenses	3,668	4,120	4,667	11,945	13,917	18,265
6	Other income, net	(681)	(641)	(313)	(1,625)	(621)	(788)
	Total operating expenses	15,023	15,851	16,402	46,834	48,139	64,387
7	Results from operating activities [(3) - (4 + 5 + 6)]	5,729	5,046	5,009	15,543	9,270	11,917
	Finance income	502	833	1,053	1,686	1,688	2,897
	Finance expense	(515)	(208)	(202)	(918)	(640)	(817)
8	Finance (expense)/income, net	(13)	625	851	768	1,048	2,080
9	Share of profit of equity accounted investees, net of tax	89	109	85	281	275	344
10	Profit before tax (7 + 8 + 9)	5,805	5,780	5,945	16,592	10,593	14,341
11	Tax expense	953	742	2,601	2,141	3,809	4,535
12	Profit for the period / year	4,852	5,038	3,344	14,451	6,784	9,806
13	Earnings per share:
	Basic earnings per share of Rs.5/- each	29.25	30.35	20.16	87.08	40.91	59.13
	Diluted earnings per share of Rs.5/- each	29.21	30.31	20.13	86.97	40.83	59.00
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

	All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2018	30.09.2018	31.12.2017	31.12.2018	31.12.2017	31.03.2018
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	7,232	7,657	6,785	21,784	19,785	27,484
	b) Global Generics	31,347	30,536	30,105	92,519	86,178	114,014
	c) Proprietary Products	735	776	2,137	2,237	3,397	4,245
	d) Others	481	637	382	1,554	1,363	1,777
	Total	39,795	39,606	39,409	118,094	110,723	147,520
	Less: Inter-segment revenues	1,295	1,628	1,349	4,409	4,044	5,492
	Net revenue from operations	38,500	37,978	38,060	113,685	106,679	142,028

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,826	1,697	1,296	4,708	2,936	4,446
	b) Global Generics	18,049	18,111	17,912	54,916	50,684	67,190
	c) Proprietary Products	628	653	2,022	1,875	3,073	3,799
	d) Others	249	436	181	878	716	869
	Total	20,752	20,897	21,411	62,377	57,409	76,304
	Less: Selling and other un-allocable expenditure, net of other income	14,947	15,117	15,466	45,785	46,816	61,963
	Total profit before tax	5,805	5,780	5,945	16,592	10,593	14,341

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

[1]	The above financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

[2]	Post implementation of Goods and Services Tax (“GST”) in India with effect from 1 July 2017, revenues are disclosed net of GST. Revenues for the period prior to 1 July 2017 included excise duty which is now subsumed in the GST. Accordingly, revenues for the nine months ended 31 December 2017 and year ended 31 March 2018 are not comparable with those of the other periods presented.

[3]	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. The Company received Establishment Inspection Report ("EIR") from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed. With regard to the Oncology manufacturing facility at Duvvada and API manufacturing facility at Srikakulam, the Company received EIRs from the U.S. FDA in November 2017 and February 2018, respectively, which indicates that the status remains unchanged. In June 2018, the Company requested the U.S. FDA to schedule an inspection of the oncology formulation manufacturing facility at Duvvada. In October 2018, the re-inspection was completed and the U.S. FDA issued Form 483 with eight observations. The Company responded to these observations identified by U.S. FDA in November 2018 and awaiting to hear from agency. With respect to API manufacturing facility at Srikakulam, the Company was asked to carry out certain detailed investigations and analyses. In response, the Company submitted the results of the investigations and analyses in October 2018. As part of the review of the response by the U.S. FDA, certain additional follow on queries have been received by the Company. The Company responded to all queries in January 2019 to U.S. FDA and awaiting re-inspection by the U.S. FDA.

[4]	IFRS 15, Revenue from Contracts with Customers, mandatory for reporting periods beginning on or after 1 April 2018, replaces existing revenue recognition requirements. Under the modified retrospective approach, there were no significant adjustments required to the retained earnings as at 1 April 2018. Also, the application of IFRS 15 did not have any significant impact on recognition and measurement of revenue and related items in the financial results of the Company.

[5]	Effective 1 April 2018, the Company adopted IFRS 9, Financial instruments,using modified retrospective approach. IFRS 9 significantly differs from IAS 39, Financial Instruments: Recognition and Measurement, and includes a logical model for classification and measurement, a single, forward looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. As a result of the aforesaid changes, the overall impact of adoption of the new accounting standard on the retained earnings as on 1 April 2018 is Rs. 12 million.

[6]	During the three months ended 31 December 2018, the Company sold one of its API manufacturing business units located in Jeedimetla, Hyderabad to Therapiva Private Limited. This sale was done by way of slump sale including all related property, plant and equipment, current assets, current liabilities, and transfer of employees. An amount of Rs. 423 million representing the profit on sale of such business unit was included under the head “other income, net”.

[7]	Other income, net for the three months ended 30 September 2018 and nine months ended 31 December 2018 includes gain of Rs. 464 million on account of sale of rights relating to an intangible asset forming part of Company’s Proprietary Products Segment and sale of membership interest in Dr. Reddy’s Laboratories Tennessee, LLC.

[8]	In the United States of America, The Tax Cuts and Jobs Act of 2017 was approved and enacted in to law on 22 December 2017 which resulted in a reduction of the federal income tax rate from 35% to 21%.
Consequent to this enactment, the Company has re-measured its U.S. deferred tax assets and liabilities based on the new tax law and this resulted in a charge of Rs. 930 million for the three months ended 31 December 2017.

[9]	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 1 February 2019.

[10]	The results for the quarter and nine months ended 31 December 2017, and the year ended 31 March 2018 were reviewed / audited respectively, by other auditors. An unqualified report was issued by them thereon.

[11]	The results for the quarter and nine months ended 31 December 2018 were subjected to a "Limited Review". An unqualified report was issued thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 1 February 2019	Co-Chairman and Chief Executive Officer